SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 1)*
VECTOR GROUP LTD.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
(305) 575-6015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 9, 2009

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box  ☐.
     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M-10-8	Page	2	of	9

1	NAMES OF REPORTING PERSONS PhillipFrost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,419,182 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,419,182 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,419,182 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes 4,719,647 Common Shares of the Issuer held by the Gamma Trust (as defined herein) and 10,000 Common Shares of the Issuer held by Mrs. Frost (as defined herein).

(2)	Includes 689,535 Common Shares issuable upon conversion of the Notes (as defined herein) held by the Nevada Trust (as defined herein).

(3)	The calculation of the percentage is based on (i) 66,014,070 Common Shares outstanding as of February 27, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009 and (ii) 689,535 Common Shares to be issued upon the conversion of the Notes.

CUSIP No.	92240M-10-8	Page	3	of	9

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,719,647

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,719,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,719,647

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	00

(1)	The calculation of the percentage is based on 66,014,070 Common Shares outstanding as of February 27, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009.

CUSIP No.	92240M-10-8	Page	4	of	9

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		689,535(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

689,535(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

689,535(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Includes 689,535 Common Shares issuable upon conversion of the Notes held by the Nevada Trust.

(2)	The calculation of the percentage is based on (i) 66,014,070 Common Shares outstanding as of February 27, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009 and (ii) 689,535Common Shares to be issued upon the conversion of the Notes.

CUSIP No.	92240M-10-8	Page	5	of	9

1	NAMES OF REPORTING PERSONS Patricia Frost

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.01%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	These shares are owned by Patricia Frost. Dr. Frost disclaims beneficial ownership of these shares.

(2)	The calculation of the percentage is based on (i) 66,014,070 Common Shares outstanding as of February 27, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009

SCHEDULED/A
AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), and Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), with the Securities and Exchange Commission (the “SEC”) on July 20, 2006, with respect to the common stock, par value $0.10 per share (the “Common Shares”), of Vector Group Ltd., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2.	Identity and Background.
     Item 2 is hereby amended by the following: Dr. Frost’s principal occupation is Chairman and Chief Executive Officer of Opko Health, Inc., a Delaware corporation, focused on the commercialization and development of proprietary pharmaceuticals, therapeutic devices, drug delivery technology, diagnostic systems and instruments for the treatment and prevention of ophthalmic disease. Dr. Frost’s principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.
     Item 2 is hereby amended to add the following reporting persons: Frost Nevada Investments Trust, a trust organized under the laws of Florida (“the Nevada Trust”) , and Patricia Frost, a citizen of the United States and the spouse of Phillip Frost (“Mrs. Frost”) ,(“the Nevada Trust” together with the Gamma Trust, the “Trusts” ; and the Trusts, together with “Mrs. Frost” and Frost, each a “Reporting Person” and together the “Reporting Persons”).
     The principal business address for the Nevada Trust is 4400 Biscayne Boulevard, Miami, Florida 33137. Phillip Frost, M.D. (“Frost”), is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership. The Nevada Trust is primarily engaged in the business of holding and investing in securities.
     Mrs. Frost is retired. Mrs. Frost’s business address is 4400 Biscayne Blvd, Miami, FL 33137

ITEM 3.	Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended to add the following:
     The source of funds for the acquisition of the $11,005,000 of principal amount of the 5% Variable Interest Senior Convertible Notes due 2011 (the “Notes”), convertible into an aggregate of 689,535 Common Shares, as described in the first paragraph of Item 4 below was from the working capital of the Nevada Trust.
     The source of funds for the acquisition of the 10,000 Common Shares was from personal funds of Mrs. Frost.

ITEM 4.	Purpose of Transaction.
     The Nevada Trust acquired an aggregate of $11,005,000 of principal amount of the Notes for investment purposes in the open market transactions listed in the table below. The following transactions in the Notes were affected by the Nevada Trust during the sixty days preceding the filing of this statement.

Date	Principal Amount of Notes Purchased	Price
March 9, 2009	4,200,000	$1.07
March 10, 2009	1,505,000	$1.07
March 11, 2009	5,300,000	$1.07

     Mrs. Frost acquired 10,000 shares of Common Stock on the open market on January 28, 2009 for a price of $141,642.

ITEM 5.	Interest in Securities of the Issuer.
     (a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:
     Assuming conversion of the Notes into 689,535 Common Shares, the Reporting Persons may be deemed to beneficially own Common Shares as follows:

	Number of	Sole or Shared	Sole or Shared	% of Total
Name	Common Shares	Voting	Dispositive	Outstanding
Philip Frost, M.D.	5,419,182(2)(3)	Shared(2)(3)(4)(5)	Shared(2)(3)(4)(5)	8.1%(6)
Frost Gamma Investments Trust	4,719,647(4)	Shared(4)	Shared(4)	7.1%(1)
Frost Nevada Investments Trust	689,535(5)	Shared(5)	Shared(5)	1.0%(6)
Patricia Frost	10,000(7)	Shared	Shared	.01%(6)

(1)	The calculation of the percentage is based on 66,014,070 Common Shares outstanding as of February 27, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009.

(2)	Includes 4,719,647 Common Shares held by the Gamma Trust, and 10,000 shares held by Mrs. Frost.

(3)	Includes 689,535 Common Shares issuable upon conversion of the Notes held by the Nevada Trust.

(4)	Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(5)	Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(6)	The calculation of the percentage is based on (i) 66,014,070 Common Shares outstanding as of February 27, 2009, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009 and (ii) 689,535 Common Shares to be issued upon the conversion of the Notes.

(7)	These shares are owned of record by Patricia Frost. Dr. Frost disclaims beneficial ownership of these shares.

(c)	Item 5(c) is hereby deleted in its entirety and replaced with the following:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of March 19 , 2009

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

By:	/s/ Patricia Frost
Patricia Frost